Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 18-II dated June 2, 2008	Term Sheet to Product Supplement No. 18-II Registration Statement No. 333-130051 Dated October 31, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Equity Notes ‡ Linked to the S&P 500® Index due November 8, 2011 ‡ These notes do not include a return enhancement feature

General

  The notes are designed for investors who seek an unleveraged return equal to the appreciation of the S&P 500® Index, without upside return enhancement, up to a maximum total return on the notes that will not be less than 65.00%* or greater than 75.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 20%, be willing to lose up to 80% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 8, 2011†.
  Minimum denominations of $1,000 and integral multiples in excess thereof.
  The notes are expected to price on or about November 3, 2008 and are expected to settle on or about November 6, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	One (1). There is no upside return enhancement.
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to a Maximum Total Return on the notes, which will not be less than 65.00%* or greater than 75.00%*. For example, assuming the Maximum Total Return is 65.00%, if the Index Return is more than 65.00%, you will receive the Maximum Total Return on the notes of 65.00%*, which entitles you to a maximum payment at maturity of $1,650* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +($1,000 x Index Return)

* The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 65.00% or greater than 75.00%, and accordingly, the actual maximum payment at maturity will not be less than $1,650 or greater than $1,750 per $1,000 principal amount note.

Your principal is protected against up to a 20% decline of the Index at maturity. If the Ending Index Level declines from the Initial Index Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 20%. Accordingly, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 20%)]
If the Ending Index Level declines from the Initial Index Level by more than 20%, you could lose up to $800 per $1,000 principal amount note.
Buffer Amount:	20%, which results in a minimum payment at maturity of $200 per $1,000 principal amount note.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows: Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about November 3, 2008.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date†:	November 3, 2011
Maturity Date†:	November 8, 2011
CUSIP:	48123LUX0
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 18-II.

Investing in the Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 18-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 18-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today and assuming a Maximum Total Return of 65.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $8.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes.  The actual commission received by JPMSI may be more or less than $8.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be paid to other dealers, exceed $15.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 18-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 31, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-II dated June 2, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 18-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 18-II dated June 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002920/e31821_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Index Return, without upside return enhancement, up to the Maximum Total Return on the notes. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 65.00% or greater than 75.00%, and accordingly, the actual maximum payment at maturity will not be less than $1,650 or greater than $1,750 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 20%. If the Ending Index Level declines by more than 20%, for every 1% decline of the Index beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $200 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 18-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 18-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the S&P 500® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 18-II dated June 2, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level as compared to the Initial Index Level, beyond the 20% buffer. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 65.00% or greater than 75.00%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the S&P 500® Index	TS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 950 and a Maximum Total Return of 65.00%. The actual Maximum Total Return will be set on the pricing date and will not be less than 65.00% or greater than 75.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

1900.00	100.00%	65.00%
1805.00	90.00%	65.00%
1710.00	80.00%	65.00%
1615.00	70.00%	65.00%
1567.50	65.00%	65.00%
1520.00	60.00%	60.00%
1425.00	50.00%	50.00%
1330.00	40.00%	40.00%
1235.00	30.00%	30.00%
1140.00	20.00%	20.00%
1045.00	10.00%	10.00%
997.50	5.00%	5.00%
950.00	0.00%	0.00%
902.50	-5.00%	0.00%
855.00	-10.00%	0.00%
760.00	-20.00%	0.00%
665.00	-30.00%	-10.00%
570.00	-40.00%	-20.00%
475.00	-50.00%	-30.00%
380.00	-60.00%	-40.00%
285.00	-70.00%	-50.00%
190.00	-80.00%	-60.00%
95.00	-90.00%	-70.00%
0.00	-100.00%	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 950 to an Ending Index Level of 997.50. Because the Ending Index Level of 997.50 is greater than the Initial Index Level of 950, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 760. Because the Ending Index Level of 760 is less than the Initial Index Level of 950 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 665. Because the Index Return is negative and the Ending Index Level of 665 is less than the Initial Index Level of 950 by more than the Buffer Amount of 20%, the Index Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 20%)] = $900

Example 4: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 0. Because the Index Return is negative and the Ending Index Level of 0 is less than the Initial Index Level of 950 by more than the Buffer Amount of 20%, the investor receives a payment at maturity of $200 per $1,000 principal amount note, which reflects the principal protection provided by the 20% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% + 20%)] = $200

JPMorgan Structured Investments — Buffered Equity Notes Linked to the S&P 500® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 3, 2003 through October 24, 2008. The Index closing level on October 30, 2008 was 954.09. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $200 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the S&P 500® Index	TS-4